05036027

ES
E COMMISSION
20549

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RECEIVED
FEB 2 5 2005
MAIL PROCESSING SECTION
WASH. D.C. 202

SEC FILE NUMBER
8- 65994

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 5, 2003 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Mooreland Partners, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

545 Steamboat Road
(No. and Street)

Greenwich	Connecticut	06830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Larry Phillips — 203-629-4400
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Halpern & Associates, LLC
(Name — *if individual, state last, first, middle name*)

143 Weston Road	Weston	CT	06883
(Address)	(City)	(State)	Zip Code)

PROCESSED
MAR 15 2005
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Larry Phillips, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mooreland Partners, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Managing Director

Title

Notary Public

KAREN M. SCHUSTER
NOTARY PUBLIC
MY COMMISSION EXPIRES 12/31/09

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MOORELAND PARTNERS LLC

(f.k.a. MOORELAND CAPITAL LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

Halpern & Associates, LLC

Certified Public Accountants and Consultants

143 Weston Road • Weston, CT 06883 • (203)227-0313 • FAX (203)226-6909 • Info@Halpernassoc.com

SEC MAIL PROCESSING
RECEIVED
FEB 25 2005
WASH, D.C. 202 SECTION

INDEPENDENT AUDITORS' REPORT

To the Member of
Mooreland Partners LLC

We have audited the accompanying statement of financial condition of Mooreland Partners LLC (f.k.a Mooreland Capital LLC) (the "Company"), as of December 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Mooreland Partners LLC (f.k.a Mooreland Capital LLC) as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Halpern & Associates, LLC

Weston, Connecticut
February 7, 2005

MOORELAND PARTNERS LLC

(f.k.a. MOORELAND CAPITAL LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$	200,001
TOTAL ASSETS	$	200,001

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Due to affiliate	$	65,000
MEMBERS' EQUITY		135,001
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	200,001

The accompanying notes are an integral part of this statement.

MOORELAND PARTNERS LLC

(f.k.a. MOORELAND CAPITAL LLC)

NOTES TO STATEMENT OF FINACIAL CONDITION

FOR THE PERIOD OCTOBER 5, 2003 (INCEPTION) TO DECEMBER 31, 2004

1. NOTES ON SIGNIFICANT BUSINESS ACTIVITIES

Mooreland Partners LLC (f.k.a. Mooreland Capital LLC) (the "Company") is an investment banking advisory consulting company based in Greenwich, CT. The Company was organized in the State of Delaware in October 2003. The company provides strategic and tactical advice for both public and private information technology companies.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates by management. Actual results could differ from these estimates.

3. RELATED PARTY TRANSACTION

The Company has an agreement with the Parent in which certain overhead expenses incurred by the Parent are allocated to the Company for its appropriate share. In addition, 100% reimbursement is made to the Parent for expenses directly related to the Company.

4. INCOME TAXES

The Company is recognized as a Limited Liability Company (an "LLC") by the Internal Revenue Service. As an LLC, the Company is not subject to income taxes. The Company's income or loss is reportable by its member on his individual tax return.

5. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no customer accounts.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At December 31, 2004, the Company had net capital of $135,001, which exceeded the minimum requirement of $5,000 by $130,001. The Company's ratio of aggregate indebtedness to net capital ratio was .48 to 1.